Mail Stop 3720

      March 31, 2006


Claudia Toussaint, Esq.
Vice President-Corporate Governance and
  Ethics, and Corporate Secretary
Embarq Corporation
5454 W. 110th Street
Overland Park, Kansas  66211

	RE:  	Embarq Corporation
		Amendment No. 1 to Form 10
		Filed March 14, 2006
      File No. 01-32732

Dear Ms. Toussaint:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.


1. Please revise this registration statement to comply with applicable comments we issued in our March 10, 2006 letter regarding your Form S-1 filed on February 10, 2006.

2. We note your response to our prior first comment. We also note that, in your disclosure, you appear to characterize the spin-off as a purchase and sale transaction between Sprint Nextel and Embarq. Please provide further analysis in your response letter why Embarq`s
$6.6 billion payment to Sprint Nextel as consideration for the assets that Sprint Nextel will transfer to Embarq, as well as the incurrence of $6.6 of new debt by Embarq to make the payment, does not constitute a transfer of securities for value.
Exhibit 99.1 Information Statement

Letters to Stockholders, Cover Page

3. Since a material component of, and condition to, the distribution is Embarq`s incurrence of $6.6 billion of new indebtedness to pay
Sprint Nextel $6.6 billion as consideration for the transfer of assets, please highlight this transaction in the letters to shareholders and cover page to the information statement.

Questions and Answers About the Spin-Off, page 1
Q:  What is the spin-off?, page 1
4. We note your statement that, "[f]ollowing the spin-off, none of our assets will be available for payment of Sprint Nextel`s long-term debt, which was approximately $25.0 billion at December 31, 2005, exclusive of our debt." Please move this statement under the question and answer addressing why Embarq is paying $6.6 billion to
Sprint Nextel, since your statement implies that this is a reason for the payment. In addition, explain the significance of this statement. For example, to what extent did the assets being contributed to Embarq secure any of Sprint Nextel`s debt? To what extent did any of Sprint Nextel`s creditors demand, or the debt covenants require, that you pay down debt or increase cash due to the planned distribution? To provide context, disclose the book value of the assets that Sprint Nextel will contribute to Embarq.

Q:  Why is Embarq paying approximately $6.6 billion to Sprint
Nextel..., page 3

5. Please disclose that $4.1 to $4.6 billion of senior notes that you are issuing to Sprint Nextel will be immediately resold by Sprint Capital for cash in an underwritten offering that will occur concurrently with the spin-off. Disclose that a condition to the spin-off is the effectiveness of the registration statement for the resale of the notes issued to Sprint Nextel.

Summary

General

6. Provide a timetable listing the entire order of material events related to the distribution transactions.




Our Company, page 6

7. To provide balance, revise the third paragraph to briefly address material adverse changes to your expected results of operations and financial position that are discussed in other sections of the document.

Summary Combined Financial Data, page 10
8. We note your response to our prior comment 14. Please further describe the usefulness of this non-GAAP measure. When demonstrating the usefulness of the non-GAAP measure, please refrain from using boilerplate explanations and provide a statement that is specific to you, the particular measure (identifying what is included or excluded from the measure and the reasons why), the nature of your business and the manner in which your management assesses the measure and applies it to management decisions. Your statement should work only regarding this measure at this time; if your statement is readily transferable to other uses of non-GAAP measures by you or even to other companies` use of non-GAAP measures, it is probably boilerplate. See Item 10(e)(1)(i) of Regulation S-K. Also please refer to our Conditions for Use of Non-GAAP Financial Measures release available on our website at http://www.sec.gov/rules/final/33-8176.htm.

9. It appears that you are using OIBDA as a performance measure;
therefore, please reconcile this non-GAAP measure to net income rather than operating income.

Risk Factors, page 12

Following the spin-off, we will have substantial indebtedness..., page 15

10. To provide context, please quantify the anticipated amount of your annual debt service obligations following the spin-off.

The Spin-Off, page 24

Background, page 24

11. We note your response to our prior comment 33 and your statement on page 24 that the Sprint Nextel board of directors "reviewed the financial and operating metrics of comparable local communications companies and determined that, based on [y]our position within [y]our industry, [y]our corporate structure and cash flow and regulatory considerations, [y]our transfer to Sprint Nextel of approximately $6.6 billion in the form of cash and senior notes in partial consideration for Sprint Nextel`s contribution to [you] of [y]our business results in an appropriate capital structure for [y]our company going forward." Please discuss in detail how each factor led to the determination by the Sprint Nextel board that the $6.6 billion partial consideration "results in an appropriate capital structure for [y]our company going forward." In addition, please further explain whether the $6.6 billion partial consideration was based on an assessment of the value of the local telecommunications business and other assets Sprint Nextel will transfer to you. If so, please disclose the value of the assets that Sprint Nextel will transfer to you and how that value was determined. If not, please explain why the Sprint Nextel board did not consider the value of the assets being transferred in determining the amount of consideration Embarq would pay for the assets.

Reasons for the Spin-Off, page 19

12. On page 26, you state, "[b]ecause the board of directors believes that a tax-free distribution to Sprint Nextel stockholders is the most economical means of separating Embarq`s business for Sprint Nextel and its stockholders, other means of separating the business were considered but not pursued." Disclose the other means if they were seriously considered by the board, and expand your discussion as to why they were not pursued.

13. We note your response to our prior comment 35 and your revised disclosure on page 26. Please discuss in more detail the negative factors considered by the Sprint Nextel board, as you have done for
the positive factors considered by the board.   In addition,
please
provide equal prominence for the negative factors by setting them forth in bullet points.

Dividend Policies

Embarq, page 32

14. Please explain your reference to "free cash flows."

Unaudited Pro Forma Combined Financial Information, page 34

15. In your introduction, please show the bulleted events in the chronological order in which they will take or have taken place. Please review other sections in the filing that describe the spin-off and the transactions preceding it and subsequent to it to ensure that the order is the same.

16. We note in the second bullet and Note (9) on page 38 that you are transferring approximately $6.6 billion in cash and senior notes to
Sprint Nextel as partial consideration for the transfer of cash and certain assets. This seems to imply a purchase and sale transaction.
If this is a recapitalization, please use the appropriate language to describe the transaction here and throughout the filing.

17. In the second and third bullets on page 35, please reflect the incremental amounts in addition to your present disclosure.

18. Due to the significant number of changes that will occur to your historical financial statements in the next few years, please expand the disclosures on page 35 to clearly disclose the various items that will change in subsequent years and provide a range of possible estimates.

Notes to Pro Forma Combined Financial Information, page 38

19. In Note (1), please provide a separate footnote for the transfers from Sprint Nextel and a separate footnote for the transfers to Sprint Nextel. Expand your disclosure to explain why these two events were not included prior to the spin-off. Also discuss the reasons for the $36 debit to deferred taxes. We may have further comments after we have reviewed your revised disclosure.

20. In Note (2), please provide a separate calculation of the interest expense on each type of debt as well as the required sensitivity analysis. If the amounts that will be borrowed under the credit facility will have a floating interest rate, discuss in detail the assumed terms, including the period of time that you believe that the 5.8% interest rate will be outstanding and your basis for the assumptions including the derivative instruments disclosed on page F-
14 into which you have entered unless these will be terminated.

21. In Note (3), expand to disclose the specific assumptions used by the independent actuary in arriving at the amounts reflected.

22. In Note (4), please revise to show separately the depreciation expense calculation and the interest elimination on related party notes payable. If the depreciable lives have not changed, please expand your disclosure to explain the reason(s) for the increase.

23. In Note (6), please discuss your rationale for the two different tax rates.

24. In Note (10), please revise to show separately the transfer of assets from a Sprint Nextel subsidiary and the elimination of intercompany balances.

25. Furthermore, you have not disclosed the additional employment costs associated with the 5,500 additional employees that you anticipate. You have also not disclosed your insurance concerns-higher premium for less coverage and a higher deductible. Please quantify a range of possible insurance costs and uninsured losses due to the types of policies that will be economically feasible. In this spirit, include disclosures of other known changes from the present.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Basis of Presentation, page 41

26. Please refer to prior comment 43. Your present disclosure does not provide the detailed terms contained in the separation and distribution agreements that will be entered into by you and Sprint
Nextel. Please provide any targets required by the agreement such as the early termination for failing to meet certain subscriber targets in the first two years mentioned on page 16 and discuss the likelihood that the targets will be reached based on 2005 and 2006 results.

Trend Analysis

27. Please refer to prior comments 42 and 44. We previously requested a trend analysis showing the impact on future operations and financial condition of your operations as a stand-alone entity with reductions in revenue from core business, increased operating costs as a stand-alone company, increased debt service, new agreements with Sprint Nextel that will replace your current intercompany revenue and expenses, anticipation that the number of your employees will increase from 14,500 (with 7,000 covered by collective bargaining agreements) to 20,000 (number covered by collective bargaining agreements is not disclosed) as well as other relevant items, including a specific discussion of the increased legal and financial compliance costs you expect to incur as a public reporting company. If certain agreements with Sprint Nextel can be terminated as of a certain date, assume the termination of the agreement as of that date and disclose your assumptions. We believe that a summarization of this data in a tabular format would be meaningful to shareholders and investors.

28. Please refer to prior comment 45. We believe that the presentation of your sources of cash and cash requirements for future periods in a tabular format would provide shareholders and investors with meaningful data regarding the feasibility of your disclosed intent to pay a quarterly dividend of approximately $75 million per quarter.

Combined Financial Statements

Combined Statements of Operations, page F-3

29. Please refer to prior comment 60. As we previously requested, please provide pro forma earnings per share on the face of your financial statements.

Combined Balance Sheets, page F-5

30. Please refer to prior comment 61. As we previously requested, please provide pro forma stockholders` equity on the face of your financial statements that gives effect to the issuance of the stock and the payment to Sprint-Nextel of approximately $6.6 billion.

Schedule II - Combined Valuation and Qualifying Accounts, page F-
30

31. Please refer to prior comment 64. Please include all allowances, including, but not limited to, the tax valuation allowance and if applicable, inventory obsolescence allowance.

Exhibits

32. We note that you have filed as material contracts transition services agreements that appear to be the same except for, possibly, the contents of their respective schedules and exhibits, which are also incorporated by reference into the agreements but are not
disclosed as part of the filing.   Please file the schedules and
exhibits to the transition services agreements, and, to the extent material, the separation and distribution agreement, so that investors may know what the agreements concern, or tell us why you believe you are not required to do so under Item 601 of Regulation S-
K.


*	*	*	*

      Please amend your Form 10 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Sharon Virga, Staff Accountant, at (202) 551-3385, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at
202-551-3359, or Kathleen Krebs, Special Counsel, at (202) 551-
3810,
with any other questions.

								Sincerely,




								Larry Spirgel
								Assistant Director


cc:	via facsimile (212) 556-2222
      Claire Fitzgerald/King & Spalding LLP









Ms. Toussaint
Embarq Corporation
March 31, 2006
Page 2